SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Date I/O Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

237690 102

(CUSIP Number)

October 27, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□	Rule 13d-1(b)
☒	Rule 13d-1(c)
□	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237690 102	SCHEDULE 13G	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS Select Equity Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 712,755
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 712,755
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 712,755
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%*
12	TYPE OF REPORTING PERSON PN
* Beneficial ownership based on 8,390,943 shares of Common Stock outstanding as of July 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2020.

CUSIP No. 237690 102	SCHEDULE 13G	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS Shinbone Alley, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 712,755
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 712,755
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 712,755
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%*
12	TYPE OF REPORTING PERSON PN
* Beneficial ownership based on 8,390,943 shares of Common Stock outstanding as of July 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2020.

CUSIP No. 237690 102	SCHEDULE 13G	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS Shinbone Alley Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 712,755
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 712,755
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 712,755
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%*
12	TYPE OF REPORTING PERSON OO
* Beneficial ownership based on 8,390,943 shares of Common Stock outstanding as of July 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2020.

CUSIP No. 237690 102	SCHEDULE 13G	Page 5 of 8 pages

1	NAMES OF REPORTING PERSONS George S. Loening
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 712,755
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 712,755
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 712,755
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%*
12	TYPE OF REPORTING PERSON IN/HC
* Beneficial ownership based on 8,390,943 shares of Common Stock outstanding as of July 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2020.

CUSIP No. 237690 102	SCHEDULE 13G	Page 6 of 8 pages

1	NAMES OF REPORTING PERSONS John D. Delafield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,059 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,059 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,059
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%*
12	TYPE OF REPORTING PERSON IN
(1) Includes 32,059 restricted stock units held by Mr. Delafield individually, including 18,600 restricted stock units vesting on the earlier of May 18, 2021 and the Issuer’s 2021 annual meeting.
* Beneficial ownership based on 8,390,943 shares of Common Stock outstanding as of July 30, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2020.

Preliminary Statement:
This Schedule 13G is being filed jointly by Select Equity Group, L.P., a Delaware limited partnership (“Select LP”), Shinbone Alley, L.P., a Delaware limited partnership (“Shinbone Alley”), Shinbone Alley Holdings, LLC, a Delaware limited liability company (“Shinbone Alley Holdings”), George S. Loening (“Loening”) and John D. Delafield (“Delafield”), and amends, supplements and replaces in its entirety the Schedule 13D filed on July 10, 2020, as previously amended (the “Schedule 13D”), by Shinbone Alley, Shinbone Alley Holdings, Select LP, Loening and Delafield, relating to shares of Common Stock of Data I/O Corporation (the “Issuer”). As part of Delafield resigning from the board of directors of the Issuer on October 27, 2020, Shinbone Alley, Shinbone Alley Holdings, Select LP, Loening and Delafield determined that they no longer hold any shares of Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the reporting persons accordingly determined to again report the beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G.

Item 1(a)	Name of Issuer:
Data I/O Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:
6645 185 Ave NE, Suite 100
Redmond, Washington 98052

Items 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Shinbone Alley, Shinbone Alley Holdings, Select LP, Delafield, an employee of Select LP, and Loening, who is the majority owner of Select LP and managing member of its general partner. Select LP, Shinbone Alley, Shinbone Alley Holdings, Loening and Delafield are sometimes jointly referred to herein as the “Select Reporting Persons.”

Item 2(b)	Address of Principal Business Office:
The business address of each of the Select Reporting Persons is: 380 Lafayette Street, 6th Floor New York, New York 10003

Item 2(c)	Citizenship:
George S. Loening is a United States citizen.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
237690 102

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a) ☐ Broker or dealer registered under Section 15 of the Act;
(b) ☐ Bank as defined in Section 3(a)(6) of the Act;
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)    ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)  ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) ☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership:

The information required by Items 4(a)-(c), as of the close of business on October 27, 2020, is set forth in Rows 5-11 of the cover page hereto for each Select Reporting Person and is incorporated herein by reference for each such Select Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

SELECT EQUITY GROUP, L.P.

By: Select Equity GP, LLC, its General Partner

By: /s/ George Loening
Name: George S. Loening
Title: Managing Member

SHINBONE ALLEY, L.P.

By: Shinbone Alley Holdings, LLC, its General Partner

By: /s/ George Loening
Name: George S. Loening
Title: Manager

SHINBONE ALLEY HOLDINGS, LLC

By: /s/ George Loening
Name: George S. Loening
Title: Managing Member

/s/ George Loening
George S. Loening, an individual

/s/ John D. Delafield
John D. Delafield, an individual

Dated: October 30, 2020